Citigroup Global Markets, Inc.

388 Greenwich Street

New York, New York 10013

February 25, 2008

VIA EDGAR AND FACSIMILE (202) 772-9206

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BPW Acquisition Corp.

Registration Statement on Form S-1 (SEC File No. 333-147439)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representative of the underwriters, hereby join in the request of BPW Acquisition Corp. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 26, 2008 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that between February 6, 2008 and February 26, 2008: (i) approximately 9,950 copies of the Preliminary Prospectus dated February 6, 2008 were distributed to prospective underwriters, dealers and investors, including institutions and individuals; (ii) approximately 200 copies of the Preliminary Prospectus dated February 12, 2008 were distributed to prospective underwriters, dealers and investors, including institutions and individuals; and (iii) approximately 350 copies of the Preliminary Prospectus dated February 19, 2008 were distributed to prospective underwriters, dealers and investors, including institutions and individuals.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Copies of the Preliminary Prospectus were available to anyone requesting the same at the offices of the underwriters.

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Very truly yours,

Citigroup Global Markets Inc., as Representatives for Underwriters

/s/ David Spivak
Name:	David Spivak
Title:	Managing Director